Exhibit 99.1
Investor Contact:
Robert Lahey
robert.lahey@maxeon.com
+1 (202) 246-1872

Media Contact:
Anna Porta
anna.porta@maxeon.com
+39 345 7706205

Maxeon Solar Technologies Announces Fourth Quarter and Fiscal Year 2021 Financial Results

--Maxeon 6 and Performance Line Fabs in Mass Production--
--Over 700 Megawatts of New Utility-Scale Bookings for U.S. Customers--
Singapore, March 25, 2022 – Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN) (“Maxeon” or “the Company”), a global leader in solar innovation and channels, today announced its financial results for its fourth quarter and fiscal year ended January 2, 2022.
Maxeon's Chief Executive Officer Jeff Waters noted, “The team took yet another step forward towards the culmination of our transformation despite continued challenges on the supply chain front. Omicron was an unexpected development in the COVID-19 pandemic, but we kept our employees safe, and our financial results for the quarter were within the range of our key guidance metrics. We are actively mitigating supply chain cost inflation and renegotiating customer contracts where possible. Among the most exciting accomplishments of the fourth quarter was the ramp of our Maxeon 6 cell and module facilities, and initial shipments. These high margin products will be offered to customers in certain countries with our new 40-year warranty - offering customers extended peace of mind, and distancing ourselves from the competition.”
“Utility-Scale sales momentum in U.S. market remains a bright spot, with another 700MW of Performance line module bookings added so far in 2022 along with over $70 million of contracted prepayments which brings our backlog to over 2GW. In our DG business, European channel partners continue to set new sales records and are responding with great enthusiasm to our new product launches - AC modules, Maxeon 6, 40-year warranty and additional products coming soon that take our business further Beyond the Panel.”
Selected Q4 and Fiscal Year Unaudited Financial Summary

(In thousands, except shipments)	Fiscal Q4 2021	Fiscal Q3 2021	Fiscal Q4 2020	Fiscal Year 2021	Fiscal Year 2020
Shipments, in MW	577	566	655	1,956	2,145
Revenue	$221,479	$220,488	$245,564	$783,279	$844,836
Gross (loss) profit(1)	(10,545)	(16,708)	7,313	(29,014)	(9,781)
GAAP Operating expenses	35,518	32,639	32,805	143,433	120,396
GAAP Net (loss) profit attributable to the stockholders(1)	(73,332)	(65,363)	3,458	(254,520)	(142,631)
Capital expenditures	37,393	54,140	13,301	154,194	27,689

	Other Financial Data(1), (2)
(In thousands)	Fiscal Q4 2021	Fiscal Q3 2021	Fiscal Q4 2020	Fiscal Year 2021	Fiscal Year 2020
Non-GAAP Gross (loss) profit(1)	$(10,056)	$(16,353)	$7,657	$(27,764)	$(7,701)
Non-GAAP Operating expenses	33,423	29,678	31,635	129,368	115,226
Adjusted EBITDA(1)	(39,181)	(33,099)	(17,026)	(125,271)	(82,303)

1

(1)The Company's GAAP and Non-GAAP results were impacted by the effects of certain items. Refer to “Supplementary information affecting GAAP and Non-GAAP results” below.
(2)The Company's use of Non-GAAP financial information, including a reconciliation to U.S. GAAP, is provided under “Use of Non-GAAP Financial Measures” below.
Supplementary information affecting GAAP and Non-GAAP results

		Three Months Ended			Fiscal Year Ended
(In thousands)	Financial statements item affected	January 2, 2022	October 3, 2021	January 3, 2021	January 2, 2022	January 03, 2021
Incremental cost of above market polysilicon(1)	Cost of revenue	11,542	11,490	18,202	47,188	77,950
Loss on ancillary sales of excess polysilicon(2)	Cost of revenue	2,621	7,425	2,544	14,264	8,517
Accommodation fee associated with the long-term polysilicon supply contract(3)	Other, net	—	—	—	—	5,900
(1)Relates to the difference between our contractual cost for the polysilicon under the long-term fixed supply agreements with our supplier and the price of polysilicon available in the market as derived from publicly available information at the beginning of each quarter, multiplied by the volume of modules sold within the quarter.
(2)In order to reduce inventory and improve working capital, we have periodically elected to sell polysilicon inventory procured under the long-term fixed supply agreements in the market at prices below our purchase price, thereby incurring a loss.
(3)Relates to long-term fixed supply agreements with a polysilicon supplier which is structured as "take or pay" contract, that specify future quantities and pricing of products to be supplied. We negotiated an extension of our long-term fixed supply agreements with the supplier which resulted in a one-time accommodation fees recognized during fiscal year 2020.
First Quarter 2022 Outlook
For the first quarter of 2022, the Company anticipates the following results:

(In millions, except shipments)	Outlook
Shipments, in MW	475 - 495 MW
Revenue	$210 - $220
Gross loss(1)	$(7) - $(13)
Non-GAAP gross loss(1), (2)	$(7) - $(13)
Operating expenses	$39 ± $1
Non-GAAP operating expenses(3)	$35 ± $1
Adjusted EBITDA(1), (4)	$(28) - $(34)
Capital expenditures(5)	$22 - $26
Out-of-market polysilicon cost(6)	$11 - $13
(1)Outlook for Gross loss, Non-GAAP gross loss and Adjusted EBITDA includes out-of-market polysilicon cost.
(2)The Company's Non-GAAP gross loss is impacted by the effects of adjusting for stock-based compensation expense. The Company does not provide a reconciliation between its gross loss and Non-GAAP gross loss outlook as the outlook is rounded to the nearest million and hence the adjustment does not result in a difference to Non-GAAP gross loss outlook.

(3)The Company's Non-GAAP operating expenses are impacted by the effects of adjusting for stock-based compensation expense and restructuring charges and fees.
(4)The Company's Adjusted EBITDA for first quarter of 2022 is impacted by the effects of adjusting for stock-based compensation expense, restructuring charges and fees, remeasurement gain or loss of the prepaid forward and equity in income or losses of our unconsolidated investee. The Company cannot provide a reconciliation between its Adjusted EBITDA projection and the most directly comparable GAAP measures without unreasonable efforts because it is unable to predict with reasonable certainty the ultimate outcome of the remeasurement gain or loss of the prepaid forward and the equity in income or losses of our unconsolidated investee.
(5)Capital expenditures are directed mainly towards upgrading production from Maxeon 5 to Maxeon 6 in our Malaysia factory and the purchase of cell and module equipment for our 1.8 GW of Performance line capacity for the U.S.
(6)Incremental cost of above market polysilicon and loss on ancillary sales of excess polysilicon.
These anticipated results for the first quarter of 2022 are preliminary, unaudited and represent the most current information available to management. The Company’s business outlook is based on management's current views and estimates with respect to market conditions, production capacity, the uncertainty of the continuing impact of the COVID-19 pandemic, and the global economic environment. Please refer to Forward Looking Statements section below. Management’s views and estimates are subject to change without notice.
For more information
Maxeon’s fiscal year 2021 financial results and management commentary can be found on Form 20-F by accessing the Financials & Filings page of the Investor Relations section of Maxeon’s website at: https://corp.maxeon.com/investor-relations. The Form 20-F and Company’s other filings are also available online from the Securities and Exchange Commission at www.sec.gov.
Conference Call Details

The Company will hold a conference call on March 24, 2022, at 5:30 PM U.S. ET / March 25, 2022, at 5:30 AM Singapore Time, to discuss results and to provide an update on the business. Conference call details are below.

Dial-in:
North America (toll-free): +1 (833) 301-1154
International: +1 (914) 987-7395
Singapore: +65 3165-4607
Conference ID: 8088262

A simultaneous webcast of the conference call will be available on Maxeon’s website at https://corp.maxeon.com/events-and-presentations.

Listeners should dial in or log on 10 minutes in advance. A replay will be available online within 24 hours after the event.

A replay of the conference call may be accessed by phone at the following numbers until March 31, 2022. To access the replay, please reference the following numbers:

North America (toll-free): +1 (855) 859-2056 / +1 (800) 585-8367
International: +1 (404) 537-3406
Conference ID: 8088262

About Maxeon Solar Technologies
Maxeon Solar Technologies Ltd (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon designs and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The Company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,400 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-year history in the solar industry and numerous awards for its technology. For more information about how Maxeon is Powering Positive ChangeTM visit us at https://www.maxeon.com/, on LinkedIn and on Twitter.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding: (a) our expectations regarding pricing trends, demand and growth projections; (b) potential disruptions to our operations and supply chain that may result from epidemics, natural disasters or military conflicts, including the duration, scope and impact on the demand for our products, market disruptions from the war in Ukraine and the pace of recovery from the COVID-19 pandemic; (c) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (d) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (e) our ability to meet short term and long term material cash requirements including our obligations under the polysilicon supply agreement, our ability to complete an equity or debt offering at favorable terms, if at all, and our overall liquidity, substantial indebtedness and ability to obtain additional financing; (f) our technology outlook, including anticipated fab utilization and expected ramp and production timelines for the Company’s Maxeon 5 and 6, next-generation Maxeon 7 and Performance line solar panels, expected cost reductions, and future performance; (g) our strategic goals and plans, including partnership discussions with respect to the Company’s next-generation technology, and our relationships with existing customers, suppliers and partners, and our ability to achieve and maintain them; (h) our expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels; (i) our first quarter and fiscal year 2022 guidance, including shipments, revenue, gross profit (loss), non-GAAP gross profit (loss), operating expenses, non-GAAP operating expenses, Adjusted EBITDA, capital expenditures, out-of-market polysilicon cost and expected demand recovery and market traction for Maxeon as a result of anticipated product launches; and (j) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets.
The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and Maxeon’s operations and business outlook contain forward-looking statements.
These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including regulatory and other challenges that may arise; (2) our liquidity, substantial indebtedness, and ability to obtain additional financing for our projects, customers and operations; (3) our ability to manage supply chain cost increases and operating expenses; (4) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, epidemics or natural disasters, including impacts of the COVID-19 pandemic; (5) our ability to manage our key customers and suppliers; (6) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (7) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing; (8) changes in regulation and public policy, including the imposition and applicability of tariffs; (9) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (10) fluctuations in our operating results; (11) appropriately sizing our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (12) unanticipated impact to customer demand and sales schedules due, among other factors, to the spread of COVID-19, the war in Ukraine and other environmental disasters; (13) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; (14) reaction by securities or industry analysts to our quarterly guidance which, in combination with our results of operations, may cause them to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; and (15) unpredictable outcomes resulting from our litigation activities. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Use of Non-GAAP Financial Measures
We present certain non-GAAP measures such as non-GAAP gross profit (loss), non-GAAP operating expenses and earnings before interest, taxes, depreciation and amortization (“EBITDA”) adjusted for stock-based compensation, restructuring charges (credits) and fees, remeasurement loss (gain) on prepaid forward and physical delivery forward, loss on extinguishment of debt and impairment (“Adjusted EBITDA”) to supplement our consolidated and combined financial results presented in accordance with GAAP. Non-GAAP gross profit (loss) is defined as gross profit (loss) excluding stock-based compensation. Non-GAAP operating expenses is defined as operating expenses excluding stock-based compensation and restructuring charges (credits) and fees.
We believe that non-GAAP gross profit (loss), non-GAAP operating expenses and Adjusted EBITDA provide greater transparency into management’s view and assessment of the Company’s ongoing operating performance by removing items management believes are not representative of our continuing operations and may distort our longer-term operating trends. We believe these measures are useful to help enhance the comparability of our results of operations across different reporting periods on a consistent basis and with our competitors, distinct from items that are infrequent or not associated with the Company’s core operations as presented above. We also use these non-GAAP measures internally to assess our business, financial performance and current and historical results, as well as for strategic decision-making and forecasting future results. Given our use of non-GAAP measures, we believe that these measures may be important to investors in understanding our operating results as seen through the eyes of management. These non-GAAP measures are neither prepared in accordance with GAAP nor are they intended to be a replacement for GAAP financial data, should be reviewed together with GAAP measures and may be different from non-GAAP measures used by other companies.

As presented in the “Reconciliation of Non-GAAP Financial Measures” section, each of the non-GAAP financial measures excludes one or more of the following items in arriving to the non-GAAP measures:
•Stock-based compensation expense. Stock-based compensation relates primarily to equity incentive awards. Stock-based compensation is a non-cash expense that is dependent on market forces that are difficult to predict and is excluded from non-GAAP gross profit (loss), non-GAAP operating expense and Adjusted EBITDA. Management believes that this adjustment for stock-based compensation expense provides investors with a basis to measure our core performance, including the ability to compare our performance with the performance of other companies, without the period-to-period variability created by stock-based compensation.
•Restructuring charges (credits) and fees. We incur restructuring charges (credits) and fees related to reorganization plans aimed towards realigning resources consistent with our global strategy and improving its overall operating efficiency and cost structure. Restructuring charges (credits) and fees are excluded from non-GAAP operating expenses and Adjusted EBITDA because they are not considered core operating activities. Although we have engaged in restructuring activities and initiatives, past activities have been discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude restructuring charges (credits) and fees from our non-GAAP financial measures as they are not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.
•Remeasurement loss (gain) on prepaid forward and physical delivery forward. This relates to the mark-to-market fair value remeasurement of privately negotiated prepaid forward and physical delivery transactions. The transactions were entered into in connection with the issuance on July 17, 2020 of the 6.50% Green Convertible Senior Notes due 2025 for an aggregate principal amount of $200.0 million. The prepaid forward is remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings. The fair value of the prepaid forward is primarily affected by the Company's share price. The physical delivery forward was remeasured to fair value at the end of the Note Valuation Period on September 29, 2020, and was reclassified to equity after remeasurement, and will not be subsequently remeasured. The fair value of the physical delivery forward was primarily affected by the Company’s share price. The remeasurement loss (gain) on prepaid forward and physical delivery forward is excluded from Adjusted EBITDA because it is not considered core operating activities. As such, management believes that it is appropriate to exclude these mark-to-market adjustments from our Adjusted EBITDA as they are not reflective of ongoing operating results nor do the loss (gain) contribute to a meaningful evaluation of our past operating performance.
•Loss on extinguishment of debt. This relates to the loss that arose from the termination of our $50.0 million working capital facility in September 2021 and the expiration of the availability period for draw down of our $75.0 million term loans in August 2021. Loss on debt extinguishment is excluded from Adjusted EBITDA because it is not considered part of core operating activities. Such activities are discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude the loss on extinguishment of debt from our non-GAAP financial measures as it is not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.
•Impairment. This relates to the impairment of assets recorded by our equity method investee, Huansheng JV. Asset impairment is excluded from our Adjusted EBITDA financial measure as it is non-cash in nature and not reflective of ongoing operating results. As such, management believes that it is appropriate to exclude such charges as they do not contribute to a meaningful evaluation of our past operating performance.
Reconciliation of Non-GAAP Financial Measures

	Three Months Ended			Fiscal Year Ended
(In thousands)	January 2, 2022	October 3, 2021	January 3, 2021	January 2, 2022	January 3, 2021
Gross (loss) profit	$(10,545)	$(16,708)	$7,313	$(29,014)	$(9,781)
Stock-based compensation	489	355	344	1,250	2,080
Non-GAAP Gross (loss) profit	(10,056)	(16,353)	7,657	(27,764)	(7,701)

GAAP Operating expenses	35,518	32,639	32,805	143,433	120,396
Stock-based compensation	(1,545)	(1,447)	(1,170)	(5,981)	(5,170)
Restructuring charges and fees(1)	(550)	(1,514)	—	(8,084)	—
Non-GAAP Operating expenses	33,423	29,678	31,635	129,368	115,226

GAAP Net (loss) profit attributable to the stockholders	(73,332)	(65,363)	3,458	(254,520)	(142,631)
Interest expense, net	6,511	6,671	8,127	27,848	31,859
(Benefit from) provision for income taxes	(1,016)	174	4,737	203	12,127
Depreciation	11,930	10,999	9,068	41,827	42,332
Amortization	185	68	39	383	4,996
EBITDA	(55,722)	(47,451)	25,429	(184,259)	(51,317)
Impairment	5,058	—	—	5,058	—
Stock-based compensation	2,034	1,802	1,514	7,231	7,250
Restructuring (credits) charges and fees(2)	(378)	1,514	—	7,156	—
Remeasurement loss (gain) on physical delivery forward and prepaid forward	9,827	5,961	(43,969)	34,468	(38,236)
Loss on extinguishment of debt	—	5,075	—	5,075	—
Adjusted EBITDA	(39,181)	(33,099)	(17,026)	(125,271)	(82,303)
(1)Amount represents restructuring charges and fees related to reorganization plans comprising accelerated depreciation of $0.9 million net of reversal of over-provision of other restructuring charges of $0.4 million.
(2)Amount represents restructuring charges and fees related to reorganization plans, excluding accelerated depreciation amounting to $0.9 million included in the depreciation line.

Reconciliation of Non-GAAP Outlook

(In millions)	Outlook
Operating expenses	$39 ± $1
Stock-based compensation	(3)
Restructuring charges and fees	(1)
Non-GAAP operating expenses	$35 ± $1
©2022 Maxeon Solar Technologies, Ltd. All rights reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit https://corp.maxeon.com/trademarks for more information.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)
(In thousands, except for shares data)

	As of
	January 2, 2022	January 3, 2021
Assets
Current assets:
Cash and cash equivalents	$166,542	$206,744
Restricted short-term marketable securities	1,079	1,359
Accounts receivable, net	39,730	76,702
Inventories	212,820	169,240
Advances to suppliers, current portion	51,045	43,680
Prepaid expenses and other current assets	61,904	49,470
Total current assets	$533,120	$547,195
Property, plant and equipment, net	386,630	246,908
Operating lease right of use assets	15,397	13,482
Intangible assets, net	420	456
Advances to suppliers, net of current portion	716	49,228
Deferred tax assets	5,183	9,620
Other long-term assets	115,077	113,454
Total assets	$1,056,543	$980,343
Liabilities and Equity
Current liabilities:
Accounts payable	$270,475	$159,184
Accrued liabilities	78,680	77,307
Contract liabilities, current portion	44,059	20,756
Short-term debt	25,355	48,421
Operating lease liabilities, current portion	2,467	2,464
Total current liabilities	$421,036	$308,132
Long-term debt	213	962
Contract liabilities, net of current portion	58,994	33,075
Operating lease liabilities, net of current portion	13,464	12,064
Convertible debt	145,772	135,071
Deferred tax liabilities	1,150	—
Other long-term liabilities	61,039	51,752
Total liabilities	$701,668	$541,056
Commitments and contingencies
Equity:
Common stock, no par value (44,246,603 and 33,995,116 issued and outstanding as of January 2, 2022 and January 3, 2021, respectively)	$—	$—
Additional paid-in capital	624,261	451,474
Accumulated deficit	(262,961)	(8,441)
Accumulated other comprehensive loss	(11,844)	(10,391)
Equity attributable to the Company	349,456	432,642
Noncontrolling interests	5,419	6,645
Total equity	354,875	439,287
Total liabilities and equity	$1,056,543	$980,343

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS
(unaudited)
(In thousands, except per share data)

	Three Months Ended		Fiscal Year Ended
	January 2, 2022	January 3, 2021	January 2, 2022	January 3, 2021
Revenue	$221,479	$245,564	$783,279	$844,836
Cost of revenue	232,024	238,251	812,293	854,617
Gross (loss) profit	(10,545)	7,313	(29,014)	(9,781)
Operating expenses:
Research and development	10,700	8,763	46,527	34,194
Sales, general and administrative	24,268	24,051	88,822	86,202
Restructuring charges (credits)	550	(9)	8,084	—
Total operating expenses	35,518	32,805	143,433	120,396
Operating loss	(46,063)	(25,492)	(172,447)	(130,177)
Other expense, net
Interest expense, net	(6,511)	(8,127)	(27,848)	(31,859)
Loss on extinguishment of debt	—	—	(5,075)	—
Other, net	(10,574)	44,443	(33,693)	36,349
Other (expense) income, net	(17,085)	36,316	(66,616)	4,490
(Loss) income before income taxes and equity in losses of unconsolidated investees	(63,148)	10,824	(239,063)	(125,687)
Benefit from (provision for) income taxes	1,016	(4,737)	(203)	(12,127)
Equity in losses of unconsolidated investees	(11,462)	(2,612)	(16,480)	(3,198)
Net (loss) income	(73,594)	3,475	(255,746)	(141,012)
Net loss (income) attributable to noncontrolling interests	262	(17)	1,226	(1,619)
Net (loss) income attributable to the stockholders	$(73,332)	$3,458	$(254,520)	$(142,631)

Net (loss) income per share attributable to stockholders:
Basic	$(1.81)	$0.11	$(6.79)	$(5.82)
Diluted	(1.81)	0.11	(6.79)	(5.82)

Weighted average shares used to compute net (loss) income per share:
Basic	40,444	30,267	37,457	24,502
Diluted	40,444	30,963	37,457	24,502

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
(unaudited)
(In thousands)

	Fiscal Year Ended
	January 2, 2022	January 3, 2021
Cash flows from operating activities
Net loss	$(255,746)	$(141,012)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	42,210	47,328
Stock-based compensation	7,231	7,250
Non-cash interest expense	13,361	19,851
Equity in losses of unconsolidated investees	16,480	3,198
Gain from dilution of interest in joint venture	(2,975)	—
Loss (Gain) on retirement of property, plant and equipment	2,442	(641)
Loss on debt extinguishment	5,075	—
Deferred income taxes	5,587	(1,330)
Gain on equity investments	—	(1,822)
Remeasurement loss (gain) on physical delivery forward and prepaid forward	34,468	(38,236)
Other, net	(1,765)	3,078
Changes in operating assets and liabilities
Accounts receivable	38,268	71,231
Contract assets	176	(1,806)
Inventories	(43,493)	25,212
Prepaid expenses and other assets	(20,705)	(5,590)
Operating lease right-of-use assets	2,449	2,264
Advances to suppliers	41,147	28,473
Accounts payable and other accrued liabilities	41,098	(143,462)
Contract liabilities	72,488	(61,344)
Operating lease liabilities	(2,662)	(1,804)
Net cash used in operating activities	(4,866)	(189,162)
Cash flows from investing activities
Purchases of property, plant and equipment	(154,194)	(27,689)
Proceeds from disposal of short-term investments	1,318	6,572
Purchase of short-term investments	(1,094)	(1,340)
Cash paid for disposal of property, plant and equipment	(417)	—
Proceeds from sale of assets	—	1,283
Purchases of intangibles	(61)	—
Installment payment for acquisition of subsidiary	—	(30,000)
Proceeds from sale of unconsolidated investee	—	3,220
Proceeds from dividends and partial return of capital by an unconsolidated investee	—	2,462
Net cash used in investing activities	(154,448)	(45,492)

	Fiscal Year Ended
	January 2, 2022	January 3, 2021
Cash flows from financing activities
Proceeds from debt	170,311	236,446
Repayment of debt	(193,237)	(226,664)
Payment for tax withholding obligations for issuance of common stock upon vesting of restricted stock units	(4,245)	—
Net proceeds from issuance of convertible debt	—	190,330
Net proceeds from issuance of common stock	169,684	296,765
Payment for realized amount on underwriting physical delivery forward	—	(1,606)
Payment for prepaid forward	—	(40,000)
Distribution to noncontrolling interest	—	(278)
Repayment of finance lease obligations and other debt	(705)	(651)
Net parent (distribution) contribution	—	(133,996)
Net cash provided by financing activities	141,808	320,346
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	166	77
Net (decrease) increase in cash, cash equivalents, restricted cash and restricted cash equivalents	(17,340)	85,769
Cash, cash equivalents, restricted cash and restricted cash equivalents, beginning of period	209,572	123,803
Cash, cash equivalents, restricted cash and restricted cash equivalents, end of period	$192,232	$209,572
Non-cash transactions
Property, plant and equipment purchases funded by liabilities	$58,562	$27,736
Right-of-use assets obtained in exchange for lease obligations	5,029	4,791
Cost from issuance of common stock paid in shares	1,078	—
Interest expense financed by SunPower	—	11,333
Aged supplier financing balances reclassified from accounts payable to short-term debt	—	23,933
The following table reconciles our cash and cash equivalents and restricted cash and restricted cash equivalents reported on our Consolidated Balance Sheets and the cash, cash equivalents, restricted cash and restricted cash equivalents reported on our Consolidated and Combined Statements of Cash Flows as of January 2, 2022 and January 3, 2021:

(In thousands)	January 2, 2022	January 3, 2021
Cash and cash equivalents	$166,542	$206,744
Restricted cash and restricted cash equivalents, current portion, included in prepaid expenses and other current assets	$1,661	$2,483
Restricted cash and restricted cash equivalents, net of current portion, included in other long-term assets	$24,029	$345
Total cash, cash equivalents, restricted cash and restricted cash equivalents shown in statements of cash flows	$192,232	$209,572